Exhibit 99.2

Vicinity Motor Corp. to Showcase Flagship Vehicles, New Partnerships at APTA’s TRANSform Conference & EXPO

Company to Feature its New Electric Vehicle Lineup at Top U.S. Transit Industry Event in Orlando

VANCOUVER, BC – October 28, 2021 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a leading North American supplier of commercial electric vehicles, will attend and showcase its vehicles at the APTA’s TRANSform Conference & EXPO taking place November 8-10 in Orlando, Florida at the Orange County Convention Center.

APTA’s TRANSform Conference & EXPO is the world’s most comprehensive public transportation showcase of technology, products, and services. With attendees and exhibitors from around the globe, the EXPO plays a pivotal role in connecting the U.S. transit industry to what’s now and what’s next in public transportation.

Vicinity and ABC Companies will jointly exhibit a range of heavy-duty, light-duty and special purpose vehicles.

Vicinity Lightning™ EV

The Vicinity Lightning is a 28 foot shuttle bus designed from the ground up to be a cost effective, user friendly vehicle. The design allows it to fit into any standard garage with no major infrastructural electrical upgrades. Priced at an attractive cost starting at USD$350,000 with seating for up to 24 passengers, the Lightning’s onboard charging and in-floor batteries are just some of the unique designs that make the vehicle a clear choice for transit and commercial applications.

VMC Optimal S1 and E1

The VMC Optimal E1 is a Best in Class fully-electric low floor chassis built on the E450 frame, aimed to be an enabler for zero-emission operation of an extensive range of market segments, including commercial trucks and buses, ambulances, recreational vehicles, and fleet trucks. The E1’s innovative powertrain system enables more than 125 miles of driving range, 75MPH top speed, 30% gradeability at maximum load—and utilizes high-performance battery systems from Proterra, which have industry-leading energy density, a flexible design to fit within a wide variety of vehicles, and rigorous pack level validation designed for safe and durable vehicle operation.

The Optimal S1 low floor cutaway shuttle bus, also built on the E450 chassis, takes full advantage of Optimal-EV’s OEM-quality design and engineering to introduce a product that is both C/FMVSS and ADA compliant. Its low-floor design, which is made possible by the innovative packaging of battery-electric propulsion, allows for ultra-low 11” step-in height and quick deployment of an ADA-compliant accessibility ramp without the need for the added complexity of kneeling suspension. A variety of seating and storage configurations ensure the Optimal-EV S1 meets all of the customer’s fleet needs.

Vicinity Optimal EV S1 shuttle bus will be on display with Proterra, the vehicle’s high-performance battery systems provider, at booth number 2852.

VMC 1200 Class 3 Electric Truck

The VMC 1200 is a 12,000 GVWR medium-duty electric truck with a 6,000-pound load capacity, expected range up to 150 miles on a single charge and a popular cab-over design – all at an attractive price. The VMC 1200 at the EXPO has been upfitted with an industrial box supplied from Reading, a JB Poindexter (JBPCO) subsidiary.

Mark Hope, COO of EAVX will be in attendance at the Vicinity booth to discuss opportunities for Vicinity design solutions for dealers and municipal customers. EAVX is the newest business unit and subsidiary of JB Poindexter & Co, which collaborates with the most advanced electric and alternative power chassis producers, allowing chassis partners to focus on their revolutionary and proprietary technologies. EAVX and the other business units of JB Poindexter are the integration bodybuilders of choice for chassis producers serving present and future EV and alternative fuel and advanced vehicle technology markets.

Vicinity Classic CNG

The Vicinity Classic 30’ CNG is a heavy-duty transit bus powered by near-zero emission compressed natural gas to allow for versatile uses and easy maneuverability in any community.

Vicinity and ABC Companies invite attendees to re-imagine the future of sustainable transportation by visiting ‘ them and their “Vehicles of Change” at the APTA Expo at booth numbers 1701 and 1901.

“APTA’s TRANSform Conference & EXPO is a must-attend destination for transit providers, and we are privileged to display our vehicles in partnership with industry leaders such as ABC, EAVX and Proterra,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “Together we are showcasing the industry’s leading EV options across a variety of models suited for a diverse set of needs, and hope to serve as advocates and educators on the benefits of the transition to electrification of vehicles for all attendees.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter subsidiary EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.